FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2016

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

São Paulo, Brazil, July 28, 2016 - GPA [BM&FBOVESPA: PCAR4 (PN); NYSE: CBD] announces its results for the second quarter of 2016 (2Q16). The comments refer to the consolidated results of the Group or of its business units. All comparisons are with the same period in 2015, except where stated otherwise.

Second quarter 2016 Results

Consolidated net sales reach R$16.7 billion, driven by a solid performance from Assaí, better sales trend at Multivarejo and the ongoing recovery at Via Varejo

Consolidated adjusted EBITDA of R$760 million and margin of 4.6%, with Assaí and Via Varejo reporting growth of 117.4% and 50.8%, respectively

9 stores opened in the quarter (5 Minuto Pão de Açúcar, 1 Assaí, 1 Pão de Açúcar, 1 Casas Bahia and 1 Ponto Frio),
a total of 59 new stores in the last 12 months

Multivarejo:

o    Improved sales trend and progressive volume growth of food categories, the highlight being the Extra banner, reflecting the initial effects of new commercial actions launched during the course of the quarter, to reinforce the image of competitive daily prices

o    Increase in selling, general and administrative expenses by 7.9%, below inflation in the period, due to initiatives to optimize expenses, particularly the revision of processes and implementation of operational improvements at the stores

o    Maintenance of profitability at Pão de Açúcar and gradual improvement of Proximity

o    Adjusted EBITDA of R$384 million, with margin of 6.0%

Assaí:

o    Acceleration of net sales growth, at 36.9%: double-digit same-store sales significantly above inflation and strong organic expansion of 10 new stores in the last 12 months.

o    10 stores are currently under construction, of which two Extra Hiper stores in the process of being converted to Assaí stores

o    Decrease of 30 bps in selling, general and administrative expenses as a percentage of net sales due to higher operational leverage and disciplined control of costs

o    Adjusted EBITDA of R$168 million, with margin of 5.0%

Via Varejo:

o    Resumption of growth in total and same-store sales as a result of strategic projects implemented, the competitiveness strategy and the solid performance of the telephone and services category

o    Consistent market share gains in both Specialist market (April and May 2016: +150 bps) and Total market (April and May 2016: +220 bps) bringing Via Varejo’s share of these markets to the highest levels in its history

o    Adjusted EBITDA of R$375 million, with margin of 8.7%

Cnova Brasil:

o    Conclusion of the investigation at Cnova Brasil

o    Increase in share of marketplace in GMV to 16.6%, up 780 bps from 2Q15

o    The key focus of Cnova Brasil is to improve operational management and pursue the growth of its business

	Consolidated (1)						Food Businesses			Via Varejo
(R$ million)(2)	2Q16	2Q15	Δ	1H16	1H15	Δ	2Q16	2Q15	Δ	2Q16	2Q15	Δ

GrossRevenue	18,749	17,904	4.7%	38,812	37,067	4.7%	10,561	9,696	8.9%	4,968	4,863	2.2%
Net Revenue	16,684	16,112	3.5%	34,458	33,327	3.4%	9,735	8,953	8.7%	4,321	4,307	0.3%
Gross Profit	4,243	3,864	9.8%	8,157	8,003	1.9%	2,377	2,178	9.1%	1,660	1,407	18.0%
Gross Margin	25.4%	24.0%	140 bps	23.7%	24.0%	-30 bps	24.4%	24.3%	10 bps	38.4%	32.7%	570 bps
Selling, General and Adm. Expenses	(3,541)	(3,167)	11.8%	(6,994)	(6,349)	10.1%	(1,860)	(1,662)	11.9%	(1,303)	(1,183)	10.1%
% of Net Revenue	21.2%	19.7%	150 bps	20.3%	19.1%	120 bps	19.1%	18.6%	50 bps	30.2%	27.5%	270 bps
Other Operating Revenue (Expenses)	(481)	(85)	467.5%	(549)	(153)	259.5%	(252)	(72)	248.1%	(39)	26	n.a.
EBITDA (3)	279	683	-59.2%	737	1,631	-54.8%	300	482	-37.8%	336	275	22.0%
EBITDA Margin	1.7%	4.2%	-250 bps	2.1%	4.9%	-280 bps	3.1%	5.4%	-230 bps	7.8%	6.4%	140 bps
Adjusted EBITDA(4)	760	768	-1.0%	1,286	1,784	-27.9%	551	554	-0.5%	375	249	50.8%
Adjusted EBITDA Margin	4.6%	4.8%	-20 bps	3.7%	5.4%	-170 bps	5.7%	6.2%	-50 bps	8.7%	5.8%	290 bps
Net Financial Revenue (Expenses)	(590)	(416)	41.8%	(907)	(699)	29.8%	(239)	(171)	40.3%	(260)	(188)	38.8%
% of Net Revenue	3.5%	2.6%	90 bps	2.6%	2.1%	50 bps	2.5%	1.9%	60 bps	6.0%	4.4%	160 bps
Net Income (Loss) - Company	(583)	(13)	n.a.	(739)	238	n.a.	(109)	102	n.a.	17	21	-19.7%
Net Margin	-3.5%	-0.1%	-340 bps	-2.1%	0.7%	-280 bps	-1.1%	1.1%	-220 bps	0.4%	0.5%	-10 bps
Net Income (Loss) - Controlling Shareholders	(276)	66	n.a.	(327)	258	n.a.	(107)	105	n.a.	7	9	-19.7%
Net Margin	-1.7%	0.4%	-210 bps	-0.9%	0.8%	-170 bps	-1.1%	1.2%	-230 bps	0.2%	0.2%	0 bps
Adjusted Net Income (Loss) - Controlling Shareholders (5)	3	128	-97.9%	(6)	354	n.a.	93	160	-41.9%	19	2	n.a.
Adjusted Net Margin	0.0%	0.8%	-80 bps	0.0%	1.1%	-110 bps	1.0%	1.8%	-80 bps	0.4%	0.0%	40 bps

(1) Includes the results of Cnova (Cnova Brazil + Cdiscount Group); (2) Totals and percentages may not add up due to rounding. All margins were calculated as a percentage of net sales; (3) Earnings before interest, tax, depreciation and amortization; (4) EBITDA Adjusted for the total of “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses; (5) Net Income Adjusted for the total of “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses, as well as the respective effects of associated income tax.

Sales Performance

Net Total Store Sales
		2Q16 x 2Q15
(R$ million)	2Q16	?	?(1)
Consolidated (2)	16,684	3.5%	4.9%
Food Businesses	9,735	8.7%	11.3%
Multivarejo (3)	6,389	-1.8%	1.4%
Assaí	3,347	36.9%	37.6%
Non-Food Businesses	6,965	-3.0%	-3.0%
Cnova	2,627	-7.9%	-7.9%
Via Varejo (4)	4,338	0.3%	0.3%

? Net 'Same-Store' Sales
	2Q16(1)	1Q16(1)
Consolidated (2)	3.2%	-0.4%
Multivarejo + Assaí	7.1%	3.1%
Via Varejo (4)	2.6%	-11.8%

(1) Adjusted for the calendar effect of 3.2% (2Q16) and -3.6% (1Q16) at Multivarejo and 0.7% (2Q16) and -1.0% (1Q16) at Assaí; (2) Not including revenue from intercompany transactions; (3) Extra and Pão de Açúcar. Includes revenue from leasing of commercial centers; (4) Includes revenue from intercompany transactions.

Sales Performance – Consolidated

▪  In 2Q16, consolidated net sales totaled R$16.7 billion, up 4.9% after adjusting for the calendar effect, with the highlights being the solid performance by Assaí, improved sales trend at Multivarejo and the ongoing recovery at Via Varejo;

▪  In the Food segment (Multivarejo + Assaí), net sales grew 11.3% adjusted for the calendar effect, which is the strongest result since 3Q14, reflecting the continued strong growth at Assaí (+37.6%) and the better sales trend at Multivarejo (+1.4%), driven by the commercial actions implemented throughout the quarter;

▪  Via Varejo continued the sales recovery trend observed in prior quarters, posting its best performance since 1Q15, with growth of 0.3%, or 2.6% on a same-store basis, which translated into market share gains;

▪  Nine stores were opened in the quarter, seven of them in the food segment (five Minuto Pão de Açúcar and one Assaí and Pão de Açúcar each), and one Casas Bahia and Ponto Frio store each. A total of 59 stores were opened in the last 12 months.

Food Segment (Multivarejo + Assaí)

▪  Consolidated net sales in the quarter totaled R$9.7 billion, up 11.3% after adjusting for the calendar effect. This result reflects the combination of the solid performance by Assaí, which has been gradually expanding its share of food segment sales (34%), and the sales volume growth at Multivarejo. The opening of 51 stores in the last 12 months also helped drive sales growth in the period;

▪  On a same-store basis and adjusted for the calendar effect, food segment sales grew 7.1%, the highest since 3Q14. This expansion was mainly driven by sales volume growth at Multivarejo during the quarter, thanks to new commercial actions, and by the continued acceleration of sales at Assaí;

▪  Significant growth in the food category at Multivarejo, which registered a stronger sales trend in virtually all banners. Worth noting was the gradual improvement in sales and volume at the Extra banner during the quarter, driven by the new commercial actions launched at hypermarkets and supermarkets:

i)    “1,2,3 Savings Steps": campaign launched in April that offers progressive discounts to customers, starting with 20% on the purchase of the first unit and increasing to 33% on the third unit, to meet all their food, home care and personal care needs.

ii)  "Hyper-fair": event launched in May focusing on offering competitive daily prices for the Fresh Produce category; and

iii) "Lowest Price": campaign launched in June, which offers the lowest price for a selection of products that represent the basic everyday needs of consumers.

▪  As in prior quarters, Assaí posted robust net sales growth of 37.6% adjusted for the calendar effect, which is the best performance since 2Q14, reflecting the strong double-digit same-store sales growth, driven by the correct positioning of the format in the current economic scenario and by organic growth. One store was opened in the quarter, the first in the North region (Manaus), bring the total store openings in the last 12 months to 10. In addition, 2 Extra Hiper stores are in the process of conversion as part of the banner's store expansion plan for the year.

Via Varejo

▪  On a same-store basis, net sales in 2Q16 advanced 2.6%. Total sales grew 0.3%, still affected by the store closures in 2H15 and 1Q16. Sales growth in the period was supported by the implementation of strategic actions, which included: (i) banner conversions (growth of 1,130 bps above Via Varejo’s average); (ii) mobile store-in-store (growth of 250 bps above Via Varejo’s average); (iii) solid performance of service revenue; and (iv) effective and unique product assortment at stores, giving the sales teams the tools needed to leverage the sales conversion rate;

▪  Via Varejo remains strongly focused on improving sales and consistently gaining market share. According to the Monthly Retail Survey (PMC) published by the IBGE, the furniture and electronics/home appliance market in April and May contracted by 6.7% compared to the same period in 2015, which, given the positive growth in net sales in 2Q16, suggests that Via Varejo has been gaining structural market share in both the specialty(1) and total(2) markets, bringing the share in both markets to levels similar to the highest market share in the history of Via Varejo;

▪  For the coming quarters, Via Varejo will continue to focus on capturing operating efficiency gains at its stores, while advancing on the implementation of strategic projects, on improving its customer service and on monitoring its cost and expense structure in order to optimize its results and profitability for fiscal year 2016.These operational drivers, combined with the strategy based on price competitiveness and offering an effective product assortment, will further leverage its competitive advantages and the strength of the Casas Bahia and Pontofrio brands.

Cnova Brasil

▪  GMV in 2Q16 amounted to €396 million (R$1,567 million), which corresponds to a reduction of 19.7% per year in constant currency. In the same period, GMV’s share of marketplace reached 16.6% (+780 bps in the annual comparison). On June 30, 2016, we had over 3,500 vendors in the marketplace.

▪  Traffic in 2Q16 grew 21.4% a year to 257 million visits, with mobile devices accounting for 43.6% of total traffic.

▪  Improvements in customer service during the quarter include lower stockout rate (8%) of top selling products, better call center service and conclusion of ERP migration.

(1) Specialty market: Includes specialty retailers only.

(2) Total market: Includes specialty retailers, supermarkets and purely online competitors.

Operating Performance

Consolidated
(R$ million)	2Q16	2Q15	Δ	1H16	1H15	Δ

Gross Revenue	18,749	17,904	4.7%	38,812	37,067	4.7%
Net Revenue	16,684	16,112	3.5%	34,458	33,327	3.4%
Gross Profit	4,243	3,864	9.8%	8,157	8,003	1.9%
Gross Margin	25.4%	24.0%	140 bps	23.7%	24.0%	-30 bps
Selling Expenses	(3,083)	(2,770)	11.3%	(6,047)	(5,491)	10.1%
General and Administrative Expenses	(458)	(396)	15.6%	(946)	(858)	10.3%
Selling, General and Adm. Expenses	(3,541)	(3,167)	11.8%	(6,994)	(6,349)	10.1%
% of Net Revenue	21.2%	19.7%	150 bps	20.3%	19.1%	120 bps
Equity Income	29	34	-15.9%	61	62	-1.2%
Other Operating Revenue (Expenses)	(481)	(85)	467.5%	(549)	(153)	259.5%
Depreciation (Logistic)	30	36	-17.5%	61	68	-10.9%
EBITDA	279	683	-59.2%	737	1,631	-54.8%
EBITDA Margin	1.7%	4.2%	-250 bps	2.1%	4.9%	-280 bps
Adjusted EBITDA (1)	760	768	-1.0%	1,286	1,784	-27.9%
Adjusted EBITDA Margin	4.6%	4.8%	-20 bps	3.7%	5.4%	-170 bps

(1)EBITDA adjusted for “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses.

The Company's gross margin reached 25.4% in the quarter due to the business mix effect and recognition of tax credits.  Excluding the effect of these credits, gross margins of the businesses were as follows:

(i)     Assaí: gross margin remained stable in relation to 2Q15 (13.8%);

Multivarejo: decrease of 160 bps in gross margin due to efforts to drive competitiveness at Extra;

(iii)   Via Varejo: decrease of 70 bps due to efforts to increase competitiveness, compensated by greater efficiency in services;

The increase in selling, general and administrative expenses was 11.8% in 2Q16, mainly due to the business mix effect: growth of 33.1% in Assaí due to strong store expansion in the last 12 months; increase of 7.9% at Multivarejo, lagging inflation in the period; and increase of 10.1% at Via Varejo, impacted by the end of tax relief on payroll.

The Company incurred other operating income and expenses of R$481 million in the quarter. Most of this amount is related to: (i) additional provision for tax contingencies such as PIS and COFINS, income tax and ICMS, after a review by legal advisors, in the amount of R$184 million; (ii) expenses related to Cnova investigation (R$127 million); (iii) integration and restructuring expenses (R$75 million); and (iv) asset write-offs (R$57 million). Adjusted for these effects, EBITDA stood at R$760 million, with margin of 4.6%.

Multivarejo

(R$ million)	2Q16	2Q15	Δ	1H16	1H15	Δ

Gross Revenue	6,929	7,050	-1.7%	14,236	14,197	0.3%
Net Revenue	6,389	6,508	-1.8%	13,129	13,113	0.1%
Gross Profit	1,863	1,841	1.2%	3,617	3,627	-0.3%
Gross Margin	29.2%	28.3%	90 bps	27.6%	27.7%	-10 bps
Selling Expenses	(1,341)	(1,249)	7.4%	(2,653)	(2,446)	8.5%
General and Administrative Expenses	(171)	(153)	12.2%	(341)	(308)	10.8%
Selling, General and Adm. Expenses	(1,513)	(1,401)	7.9%	(2,995)	(2,753)	8.8%
% of Net Revenue	23.7%	21.5%	220 bps	22.8%	21.0%	180 bps
Equity Income	21	24	-13.3%	44	45	-3.2%
Other Operating Revenue (Expenses)	(213)	(76)	178.6%	(267)	(104)	157.3%
Depreciation (Logistic)	13	13	-3.7%	25	26	-4.0%
EBITDA	171	401	-57.4%	425	842	-49.5%
EBITDA Margin	2.7%	6.2%	-350 bps	3.2%	6.4%	-320 bps
Adjusted EBITDA (1)	384	477	-19.6%	692	945	-26.8%
Adjusted EBITDA Margin	6.0%	7.3%	-130 bps	5.3%	7.2%	-190 bps

 (1) EBITDA adjusted for “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses

Adjusted EBITDA at Multivarejo stood at R$384 million in 2Q16, with margin of 6.0%, due to the following factors:

▪  Gross Profit of R$1,863 million, with margin of 29.2%:

Tax credits were recognized, positively impacting gross margin by 250 bps vs. 2Q15;

(ii)     Excluding the effects of these tax credits, the decrease in gross margin was 160 bps, mainly due to efforts to drive competitiveness at Extra. In 2Q16, the banner launched new commercial actions: “1,2,3 Savings Steps”, “Hyper-fair” and “The Lowest Price”. These efforts to increase competitiveness have already positively affected the growth in volume and market share and these results should intensify over the coming quarters.

▪  Selling, general and administrative expenses increased by 7.9% from 2Q15, below inflation in the period. The main impacts were:

(i)      Store expenses remained stable (down 0.1%) due to various efficiency projects implemented at the end of last year and in the first half of 2016, with a reduction of 11.5% in marketing expenses and 1.5% in store personnel expenses, and increase in rental and utilities expenses below inflation (+1.4% and +0.9% respectively)

(ii)     Negative impacts mainly due to:

a.    The increase of R$10 million due to the opening of 41 stores over the last 12 months;

b.   The growth of R$53 million due to higher provisioning for labor contingencies;

c.   The higher levels of default in rental receivables of commercial centers, leading to an increase of R$20 million;

d.   The increase of R$18 million in administrative expenses, mainly related to the projects to improve operating efficiency.

Other Operating Income and Expenses in the quarter totaled R$213 million and are mostly related to the additional provision for tax contingencies (approximately R$150 million), as mentioned in the section Operating Performance - Consolidated, on page 5, as well as restructuring expenses and asset write-offs. Adjusted for this effect, EBITDA stood at R$384 million, with margin of 6.0%.

Assaí

(R$ million)	2Q16	2Q15	Δ	1H16	1H15	Δ

Gross Revenue	3,632	2,646	37.2%	7,046	5,143	37.0%
Net Revenue	3,347	2,445	36.9%	6,495	4,756	36.6%
Gross Profit	514	337	52.6%	943	651	44.9%
Gross Margin	15.4%	13.8%	160 bps	14.5%	13.7%	80 bps
Selling Expenses	(300)	(234)	28.1%	(589)	(451)	30.8%
General and Administrative Expenses	(48)	(27)	76.7%	(88)	(56)	57.9%
Selling, General and Adm. Expenses	(348)	(261)	33.1%	(677)	(506)	33.8%
% of Net Revenue	10.4%	10.7%	-30 bps	10.4%	10.6%	-20 bps
Other Operating Revenue (Expenses)	(39)	4	n.a.	(39)	3	n.a.
Depreciation (Logistic)	1	1	-6.7%	2	2	-4.9%
EBITDA	129	81	58.8%	229	151	52.0%
EBITDA Margin	3.9%	3.3%	60 bps	3.5%	3.2%	30 bps
Adjusted EBITDA (1)	168	77	117.4%	268	147	82.3%
Adjusted EBITDA Margin	5.0%	3.2%	180 bps	4.1%	3.1%	100 bps

(1) EBITDA adjusted for “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses

Assaí registered accelerated growth in net sales, which stood at 36.9% in 2Q16, or 37.6% when adjusted for the calendar effect. The banner's consistent performance reflects: (i) strong double-digit same-store sales growth; (ii) strong expansion with 10 new stores opened in the last 12 months; and (iii) the continued increase in customer traffic in the Cash & Carry segment. This solid performance resulted in a higher share of Assaí in the Food segment sales, in which the format already accounts for the highest share (34% in 2Q16).

Gross margin increased 160 bps mainly due to the recognition of tax credits, in addition to the impact of store maturation and evolution of client mix. Excluding the effects of tax credits, gross margin would have remained stable compared to 2Q15 (13.8%).

Selling, general and administrative expenses as a percentage of net sales decreased by 30 bps, mainly due to cost control and higher operating leverage.

Other Operating Income and Expenses in the quarter totaled R$39 million, mainly related to the additional provision for tax contingencies, as explained in the section Operating Performance – Consolidated, on page 5. Adjusted for this effect, EBITDA stood at R$168 million.

Via Varejo (1)

(R$ million)	2Q16	2Q15	Δ	1H16	1H15	Δ

Gross Revenue	4,968	4,863	2.2%	10,379	10,948	-5.2%
Net Revenue	4,321	4,307	0.3%	9,010	9,678	-6.9%
Gross Profit	1,660	1,407	18.0%	3,094	3,186	-2.9%
Gross Margin	38.4%	32.7%	570 bps	34.3%	32.9%	140 bps
Selling Expenses	(1,171)	(1,084)	8.0%	(2,279)	(2,188)	4.2%
General and Administrative Expenses	(132)	(99)	32.8%	(279)	(253)	10.5%
Selling, General and Adm. Expenses	(1,303)	(1,183)	10.1%	(2,558)	(2,441)	4.8%
% of Net Revenue	30.2%	27.5%	270 bps	28.4%	25.2%	320 bps
Equity Income	8	10	-21.9%	17	17	4.2%
Other Operating Revenue (Expenses)	(39)	26	n.a.	(80)	32	n.a.
Depreciation (Logistic)	10	14	-32.3%	20	28	-27.9%
EBITDA	336	275	22.0%	493	821	-40.0%
EBITDA Margin	7.8%	6.4%	140 bps	5.5%	8.5%	-300 bps
Adjusted EBITDA (2)	375	249	50.8%	573	789	-27.4%
Adjusted EBITDA Margin	8.7%	5.8%	290 bps	6.4%	8.2%	-180 bps

(1) Some figures in this earnings release differ from those presented in the Via Varejo release due to the effects of intercompany transactions; (2) EBITDA adjusted for “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses.

Adjusted EBITDA stood at R$375 million in 2Q16, with margin of 8.7%, due to the following factors:

▪  Gross margin of 38.4%

(i)    Tax credits were recognized, positively impacting gross margin by 650 bps compared to 2Q15. Gross profit in 2Q16 reflects the competitiveness strategy and consistent market share gains captured since 4Q15;

(ii)   Positive impact of 120 bps due to the end of tax relief on payroll in 2Q16.

(iii)  In January 2016, Via Varejo started to pay PIS and Cofins taxes on products that previously benefitted from the Lei do Bem tax incentive. The tax incentive benefited technology and IT products (e.g. mobile phones and computers) priced at up to R$1,500.00. The additional taxation in 2Q16 produced a negative impact of 240 bps on EBITDA margin.

▪  Selling, general and administrative expenses as a percentage of net sales increased 270 bps:

(i)    Negative impact of 250 bps due to the impact of the end of tax relief and collective bargaining on payroll;

;

Financial Result

Consolidated

(R$ million)	2Q16	2Q15	Δ	1H16	1H15	Δ

Financial Revenue	115	234	-50.7%	309	450	-31.2%
Financial Expenses	(706)	(650)	8.5%	(1,216)	(1,149)	5.9%
Net Financial Revenue (Expenses)	(590)	(416)	41.8%	(907)	(699)	29.8%
% of Net Revenue	3.5%	2.6%	90 bps	2.6%	2.1%	50 bps

Charges on Net Bank Debt	(223)	(159)	40.0%	(342)	(244)	40.0%
Cost of Discount of Receivables of Payment Book	(87)	(79)	9.9%	(171)	(167)	2.3%
Cost of Sale of Receivables of Credit Card	(239)	(228)	4.9%	(324)	(319)	1.6%
Restatement of Other Assets and Liabilities	(42)	49	n.a.	(71)	32	n.a.
Net Financial Revenue (Expenses)	(590)	(416)	41.8%	(907)	(699)	29.8%

The Company's cash management strategy is determined by the following variables: (i) cash requirements; (ii) cost of advancing; and (iii) analysis of other lines of credit and the costs involved determined significant variations in the volumes of receivables advanced in the first half of the year. For better comprehension of the financial results, eliminating possible distortions between the quarters, the following explanations consider the main variations in 1H16 compared to 1H15.

In 1H16, net financial expense increased 29.8% to R$907 million, above the 13% variation in interest rates (measured by average CDI) in the period. The main variations in net financial result were:

Net debt charges increased R$98 million or 40.0%, reflecting the lower average cash balance in the period, due to the policy of advancement of receivables and specific payments at Multivarejo (Morzan indemnity and other indemnities related to periods before the association with Casas Bahia) of approximately R$400 million, among other factors;

▪  Increase of R$9 million or 1.9% in the cost of advancing these credit card and payment book receivables, significantly lower than the increase in CDI, due to the lower advanced volume as a result of the decrease in sales in non-food categories compared to the same period the previous year, in addition to the maintenance of approximately R$2 billion in credit card receivables that were not advanced.

▪  The change of R$103 million in Restatement of Other Assets and Liabilities is mainly related to additional expenses with guarantees, interest, fines and the negative effect of the Cdiscount financial result in 1H16, in addition to positive impacts in 1H15 from the monetary restatement of taxes recoverable and restatements of real estate projects (INCC).

Net Income

	Consolidated						Food Businesses			Via Varejo

(R$ million)	2Q16	2Q15	Δ	1H16	1H15	Δ	2Q16	2Q15	Δ%	2Q16	2Q15	Δ%

EBITDA	279	683	-59.2%	737	1,631	-54.8%	300	482	-37.8%	336	275	22.0%
Depreciation (Logistic)	(30)	(36)	-17.5%	(61)	(68)	-10.9%	(14)	(14)	-4.0%	(10)	(14)	-32.3%
Depreciation and Amortization	(251)	(239)	4.8%	(501)	(469)	6.9%	(178)	(169)	5.5%	(43)	(45)	-3.6%
Net Financial Revenue (Expenses)	(590)	(416)	41.8%	(907)	(699)	29.8%	(239)	(171)	40.3%	(260)	(188)	38.8%
Income (Loss)before Income Tax	(593)	(9)	n.a.	(732)	395	n.a.	(132)	128	n.a.	23	29	-20.3%
Income Tax	10	(4)	n.a.	(7)	(157)	-95.5%	23	(26)	n.a.	(6)	(7)	-22.1%
Net Income (Loss) - Company	(583)	(13)	n.a.	(739)	238	n.a.	(109)	102	n.a.	17	21	-19.7%
Net Margin	-3.5%	-0.1%	-340 bps	-2.1%	0.7%	-280 bps	-1.1%	1.1%	-220 bps	0.4%	0.5%	-10 bps
Net Income (Loss) - Controlling Shareholders	(276)	66	n.a.	(327)	258	n.a.	(107)	105	n.a.	7	9	-19.7%
Net Margin - Controllings Shareholders	-1.7%	0.4%	-210 bps	-0.9%	0.8%	-170 bps	-1.1%	1.2%	-230 bps	0.2%	0.2%	0 bps

Other Operating Revenue (Expenses)	(481)	(85)	467.5%	(549)	(153)	259.5%	(252)	(72)	248.1%	(39)	26	n.a.
Income Tax from Other Operating Revenues (Expenses) and Income Tax from Nonrecurring	67	12	477.5%	95	21	362.2%	52	17	199.7%	13	(9)	n.a.
Adjusted Net Income (Loss)- Company (1)	(168)	60	n.a.	(285)	370	n.a.	91	156	-42.0%	43	4	n.a.
Adjusted Net Margin - Company	-1.0%	0.4%	-140 bps	-0.8%	1.1%	-190 bps	0.9%	1.7%	-80 bps	1.0%	0.1%	90 bps
Adjusted Net Income (Loss)- Controlling Shareholders (1)	3	128	-97.9%	(6)	354	n.a.	93	160	-41.9%	19	2	n.a.
Adjusted Net Margin - Controlling Shareholders	0.0%	0.8%	-80 bps	0.0%	1.1%	-110 bps	1.0%	1.8%	-80 bps	0.4%	0.0%	40 bps

(1) Net Income adjusted for “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses, excluding the effects of Income and social contribution taxes.

Net income attributable to controlling shareholders, adjusted for other operating income and expenses, totaled R$3 million.

In the food segment, note the 57.3% net income growth at Assaí, which is higher than the banner's sales growth in the quarter. This result contributed to the net income attributable to controlling shareholders in the Food segment, which stood at R$93 million after adjusting for other operating income and expenses.

Via Varejo's net income adjusted for other operating income and expenses amounted to R$19 million.

Indebtedness

Consolidated

(R$ million)	06.30.2016	06.30.2015

Short Term Debt	(3,759)	(2,462)
Loans and Financing	(3,184)	(781)
Debentures and Promissory Notes	(575)	(1,681)
Long Term Debt	(2,701)	(3,750)
Loans and Financing	(1,803)	(2,854)
Debentures	(898)	(897)
Total Gross Debt	(6,460)	(6,213)
Cash and Financial investments	3,716	6,811
Net Cash (Debt)	(2,744)	599
EBITDA(1)	1,931	4,365
Net Cash (Debt) / EBITDA(1)	-1.42x	0.14x

Payment Book - Short Term	(2,355)	(2,311)
Payment Book - Long Term	(193)	(99)
Net Debt with Payment Book	(5,292)	(1,811)
Net Debt with Payment Book / EBITDA(1)	-2.74x	-0.41x

On balance Credit Card Receivables	1,997	158
Net Debt with Payment Book and Credit Card Receivables not sold(2)	(3,295)	(1,653)
Net Debt with Payment Book and Credit Card Receivables not sold(2) / EBITDA(1)	-1.71x	-0.38x

The Company ended 2Q16 with a strong reserve of cash and financial investments of R$3.7 billion, and a balance of approximately R$2 billion in unsold receivables with immediate liquidity if necessary.

Gross debt stood at R$6.5 billion at end-June 2016, similar to the level at end-June 2015. Note that the Company has approximately R$1.3 billion in pre-approved/confirmed credit facilities.

The R$1.6 billion increase in net debt(2) at end-June 2016 compared to end-June 2015 mainly reflects the increase in the debt at Cnova, of approximately R$1.1 billion, and specific payments at Multivarejo in the amount of approximately R$400 million, as described in the section “Financial Result”, on page 10.

Consequently, net debt(2) stood at R$3.3 billion at end-June 2016, with the net debt(2)/EBITDA(1) ratio increasing from 0.38 times in 2Q15 to 1.71 times in 2Q16.

(1)  EBITDA in the last 12 months.

(2)  Includes unsold credit card receivables of R$1,997 million in 2Q16 and R$158 million in 2Q15.

Simplified Cash Flow Statement

Consolidated

(R$ million)	2Q16	2Q15	1H16	1H15

Cash Balance at Beginning of Period	4,448	6,145	11,015	11,149

Cash Flow from Operating Activities	90	2,180	(7,885)	(2,459)
EBITDA	279	683	737	1,631
Cost of Sale of Receivables	(326)	(307)	(495)	(486)
Working Capital	639	1,839	(7,169)	(2,479)
Assets and Liabilities Variation	(502)	(34)	(958)	(1,125)
Cash Flow from Investment Activities	(199)	(466)	(462)	(945)
Net Investment	(199)	(466)	(553)	(952)
Acquisition / Sale of Interest and Others	-	-	91	7

Change on net cash after investments	(109)	1,714	(8,347)	(3,404)

Cash Flow from Financing Activities	(613)	(1,046)	1,054	(936)
Dividends Payments and Others	(3)	(358)	(4)	(358)
Net Payments	(610)	(688)	1,058	(578)

Change on Net Cash	(722)	668	(7,293)	(4,340)

Exchange Rate	(10)	(2)	(6)	2

Cash Balance at End of Period	3,716	6,811	3,716	6,811

Net Debt	(2,744)	599	(2,744)	599

The Company's cash stood at R$3.716 billion at the end of 1H16. Changes from the same period the previous year were mainly due to the following factors:

▪  EBITDA impacted by more cautious consumer behavior, mainly impacting non-food sales;

▪  The cash management strategy adopted by the Company led to lower volume of receivables advanced and negatively impacted working capital by approximately R$1.8 billion in the quarter. Note that this variation was also impacted by the significant improvement in the gap between inventories and suppliers over the course of 2015;

▪  Specific payments at Multivarejo of approximately R$400 million, as mentioned in the section "Financial Result”, on page 10;

▪  Deterioration of Cnova debt by approximately R$1.1 billion.

            Capital Expenditure (Capex)

	Consolidated						Food Businesses			Via Varejo

(R$ million)	2Q16	2Q15	Δ	1H16	1H15	Δ	2Q16	2Q15	Δ	2Q16	2Q15	Δ

New stores and land acquisition	96	122	-21.4%	200	259	-22.6%	93	101	-7.6%	3	21	-87.3%
Store renovations and conversions	190	169	12.9%	332	293	13.3%	171	136	26.4%	19	33	-42.5%
Infrastructure and Others	134	249	-46.0%	338	439	-22.8%	55	108	-48.9%	14	66	-79.0%
Non-cash Effect
Financing Assets	(127)	(69)	83.2%	(210)	(4)	4816.3%	(118)	(49)	137.5%	-	(20)	n.a.
Total	293	470	-37.6%	661	986	-33.0%	202	295	-31.4%	36	101	-64.5%

Consolidated capex in the quarter totaled R$293 million, of which 69% was invested in the Food segment.

In terms of store openings in the period, the Company opened five Minuto Pão de Açúcar stores and one Assaí, Pão de Açúcar, Casas Bahia and Ponto Frio store each.

In the Food segment, it is important to highlight the opening of the first Assaí store in the North region. Another 10 Assaí stores are under construction, of which two are Extra Hiper stores in the process of being converted to Assaí, which will serve as pilots for additional conversions in the coming years.

Via Varejo will continue to focus on implementing strategic projects: i) store renovations for the new store-in-store mobile concept (307 stores)(1) and; ii) conversion to Casas Bahia stores (82 stores) (1).

(1)   In the last 12 months.

Appendix I - Cnova Investigation

As announced by the Company and by its subsidiary Cnova NV, the investigation of Cnova Brasil has been completed. The total effect of adjustments made at Cnova N.V. was a negative impact of R$557 million, including adjustments resulting from the investigation launched on December 18, 2015, the effects of the change in accounting practices and the reassessment of the recoverability of deferred taxes at Cnova N.V., Cnova Brasil and Cdiscount. In the Company's consolidated financial statements for the fiscal year ended December 31, 2015 and disclosed on February 24, 2016, some of these effects had already been identified and recorded.

The following table reconciles the final amounts and the additional effects reported in these restated financial statements for December 31, 2015, as well as the allocation of effects by fiscal year. The amounts below are in R$ million:

	Adjustments		Effect on
	made and		shareholders		Effect on				Effect on
	reported on	Other	Equity on		shareholders	Effect on	Effect on	Effect on	12/31/2015
	12/31/15	adjustments	12/31/2015		Equity on	12/31/2014	12/31/2013	12/31/2012	and previous
	(i)	made in 2015	restated (iv)	Final amount	12/31/2015	Results	Results	Results	Results
Adjustments resulting from the investigation	(177)	(34)	(146)	(357)	-	(83)	(186)	(6)	(82)
Change in accounting practice (ii)	-	(18)	-	(18)	-	(5)	10	(10)	(13)
Revaluation of deferred income tax - Cnova
Brasil (iii)	-	(24)	(60)	(84)	-	(84)	-	-	-
Revaluation of deferred income tax - Cnova
N.V. and Cdiscount (iii)	-	-	(98)	(98)	(53)	(45)	-	-	-
Total	(177)	(76)	(304)	(557)	(53)	(217)	(176)	(16)	(95)

(i)         Adjustments identified by the investigation team and reported in the financial statements, originally published on February 24, 2016, disclosed in Note 1.4;

(ii)        Change in accounting practice for booking storage costs under inventory, already reported in the financial statements originally published on December 31, 2015;

(iii)       On December 31, 2015, the Company had partially written off the deferred income tax of Cnova Brasil based on the facts and circumstances available at the time;

(iv)       Effect on Shareholders Equity as of 12/31/2015 restated as of 7/27/2016.

The figures in this earnings release for 2Q16, as well as figures presented in comparison with 2Q16 figures, already reflect the restatement of the Company's financial statements as a result of the adjustments at Cnova.

The impacts from the restatements of adjustments made in 2015 and 2016 by quarter are presented below, in millions of R$:

	Consolidated
					Accumulated
	Effect on	Effect on	Effect on	Effect on	Effect in	Effect on
	1Q15	2Q15	3Q15	4Q15	2015	1T16

Net Sales from Goods and/or Services	(23)	6	13	109	105	20
Cost of Goods Sold and/or Services Sold	29	14	(14)	38	68	22
Selling Expenses	(5)	(1)	(4)	(11)	(22)	-
General and Administrative Expenses	(2)	(0)	(3)	(1)	(6)	-
Depreciation/Amortization	2	0	0	0	2	-
Other Operating Expenses	-	-	-	0	0	-
Financial Income	(1)	(3)	(1)	(1)	(5)	-
Income tax and Social Contribution	-	-	-	(104)	(104)	(20)
Net Income (loss)	-	16	(9)	31	38	22
Net Income / loss attributable to Owners of the Company	-	6	(3)	11	14	8
Net Income / loss attributable to Non-controlling Interests	-	10	(5)	20	24	14

	Consolidated

	03.31.2015	06.30.2015	09.30.2015	12.31.2015	03.31.2016
Trade Receivables	(30)	(26)	(22)	(8)	(8)
Other Receivables	(34)	(40)	(49)	17	17
Inventories	(34)	(38)	(46)	(24)	(24)
Others		-	-	(1)	(1)
Income tax and Social Contribution	2	(4)	(6)	-	-
Deferred Taxes - short term	-	-	-	(158)	(178)
Other Intangibles	-	-	-	(21)	(21)
Operating Fixed Assets	(63)	(65)	(68)	(66)	(66)
Total Assets	(159)	(173)	(191)	(261)	(279)

National Suppliers	84	60	55	23	2
Deferred revenue	(2)	(2)	-	-	-
Demais Contas a Pagar	47	41	35	20	1
Shareholders Equity	(288)	(272)	(281)	(304)	(282)
Total Liabilities	(159)	(173)	(191)	(261)	(279)

Appendix II - Definitions used in this document

Company’s Business Units: The Company’s business is divided into four units - Retail, Cash & Carry, Bricks and mortar (sale of home appliances and furniture) and E-commerce – grouped as follows:

Same-Store Sales: The basis for calculating same-store sales is defined by the sales registered in stores open for at least 12 consecutive months. Acquisitions in their first 12 months of operation are not included in the same-store calculation base.

Growth and changes: The growth and changes presented in this document refer to variations from the same period of the previous year, except where stated otherwise.

EBITDA: EBITDA is calculated in accordance with Instruction 527 issued by the Securities and Exchange Commission of Brazil (CVM) on October 4, 2012.

Adjusted EBITDA: Measure of profitability calculated by excluding Other Operating Income and Expenses from EBITDA. Management uses this measure because it believes it eliminates nonrecurring expenses and revenues and other nonrecurring items that could compromise the comparability and analysis of results.

Adjusted net income: Measure of profitability calculated as Net Income excluding Other Operating Income and Expenses and excluding the effects of Income and Social Contribution Taxes. Also excluded are the effects of nonrecurring direct income tax. Management uses this metric in its analyses given its belief that it eliminates any nonrecurring expenses and revenues and other nonrecurring items that could compromise the comparability and analysis of results.

BALANCE SHEET

ASSETS

	Consolidated			Food Businesses

(R$ million)	06.30.2016	03.31.2016	06.30.2015	06.30.2016	03.31.2016	06.30.2015

Current Assets	19,448	21,076	19,375	7,956	8,010	7,041
Cash and Marketable Securities	3,716	4,448	6,811	1,426	2,386	2,408
Accounts Receivable	4,310	5,321	2,636	1,073	247	151
Credit Cards	1,982	2,851	158	820	37	39
Payment book	1,806	1,815	1,986	-	-	-
Sales Vouchers and Others	792	804	692	180	136	104
Allowance for Doubtful Accounts	(357)	(360)	(342)	(2)	(2)	(1)
Resulting from Commercial Agreements	87	211	142	74	76	9
Inventories	8,943	9,161	8,212	4,425	4,487	3,852
Recoverable Taxes	1,547	1,228	988	616	429	213
Noncurrent Assets for Sale	9	13	22	8	8	8
Dividends Receivable	-	-	27	-	-	19
Expenses in Advance and Other Accounts Receivables	923	905	679	408	452	390

Noncurrent Assets	22,586	22,408	22,114	16,113	15,928	15,624
Long-Term Assets	5,113	4,983	5,048	1,960	1,906	2,057
Accounts Receivables	119	123	78	-	-	-
Credit Cards	15	29	-	-	-	-
Payment Book	119	106	87	-	-	-
Allowance for Doubtful Accounts	(15)	(12)	(9)	-	-	-
Recoverable Taxes	2,473	2,419	2,507	569	550	555
Deferred Income Tax and Social Contribution	330	364	500	16	44	84
Amounts Receivable from Related Parties	342	312	357	77	63	195
Judicial Deposits	1,151	1,067	945	629	583	578
Expenses in Advance and Others	699	698	661	669	666	644
Investments	469	439	507	303	282	313
Property and Equipment	10,532	10,419	10,023	9,032	8,911	8,482
Intangible Assets	6,472	6,567	6,537	4,819	4,829	4,771
TOTAL ASSETS	42,034	43,484	41,490	24,069	23,939	22,665

LIABILITIES

	Consolidated			Food Businesses

	06.30.2016	03.31.2016	06.30.2015	06.30.2016	03.31.2016	06.30.2015

Current Liabilities	21,668	22,692	19,313	9,087	8,946	6,812
Suppliers	10,268	10,849	10,291	4,470	4,312	3,662
Suppliers ('Forfait')	430	350	-	-	-	-
Loans and Financing	3,184	3,190	781	2,390	2,351	418
Payment Book (CDCI)	2,355	2,293	2,311	-	-	-
Debentures	575	522	1,681	575	522	1,260
Payroll and Related Charges	1,052	1,001	805	556	543	432
Taxes and Social Contribution Payable	729	932	684	179	180	166
Dividends Proposed	3	2	1	0	0	1
Financing for Purchase of Fixed Assets	113	70	72	86	48	72
Rents	119	133	92	77	90	69
Acquisition of Companies	82	80	77	82	80	77
Debt with Related Parties	1,247	1,446	1,286	363	173	316
Advertisement	67	83	78	50	62	34
Provision for Restructuring	8	10	8	4	6	6
Advanced Revenue	350	426	309	56	132	119
Others	1,086	1,305	837	200	449	180

Long-Term Liabilities	7,484	7,517	7,767	5,193	5,097	5,997
Loans and Financing	1,803	2,052	2,854	1,653	1,650	2,431
Payment Book (CDCI)	193	171	99	-	-	-
Debentures	898	898	897	898	898	897
Financing for Purchase of Assets	4	4	4	4	4	4
Acquisition of Companies	23	27	62	-	-	62
Deferred Income Tax and Social Contribution	1,058	1,148	1,214	1,031	1,119	1,185
Tax Installments	555	563	587	554	563	587
Provision for Contingencies	1,784	1,437	1,310	992	802	760
Advanced Revenue	1,117	1,171	690	29	30	36
Others	49	47	51	33	31	35

Shareholders' Equity	12,883	13,276	14,410	9,789	9,895	9,856
Capital	6,807	6,806	6,805	5,374	5,135	4,683
Capital Reserves	313	308	291	313	308	291
Profit Reserves	3,006	3,282	3,639	2,978	3,381	3,736
Adjustment of Equity Valuation	(12)	(71)	(8)	(14)	(68)	(8)
Minority Interest	2,769	2,951	3,683	1,138	1,140	1,154
TOTAL LIABILITIES	42,034	43,484	41,490	24,069	23,939	22,665

INCOME STATEMENT

	Consolidated			Food Businesses			Multivarejo			Assaí			Via Varejo

R$ - Million	1H16	1H15	Δ	1H16	1H15	Δ	1H16	1H15	Δ	1H16	1H15	Δ	1H16	1H15	Δ
Gross Revenue	38,812	37,067	4.7%	21,282	19,340	10.0%	14,236	14,197	0.3%	7,046	5,143	37.0%	10,379	10,948	-5.2%
Net Revenue	34,458	33,327	3.4%	19,623	17,869	9.8%	13,129	13,113	0.1%	6,495	4,756	36.6%	9,010	9,678	-6.9%
Cost of Goods Sold	(26,240)	(25,255)	3.9%	(15,035)	(13,562)	10.9%	(9,486)	(9,459)	0.3%	(5,549)	(4,103)	35.3%	(5,897)	(6,464)	-8.8%
Depreciation (Logistic)	(61)	(68)	-10.9%	(28)	(29)	-4.1%	(25)	(26)	-4.0%	(2)	(2)	-4.9%	(20)	(28)	-27.9%
Gross Profit	8,157	8,003	1.9%	4,561	4,278	6.6%	3,617	3,627	-0.3%	943	651	44.9%	3,094	3,186	-2.9%
Selling Expenses	(6,047)	(5,491)	10.1%	(3,243)	(2,896)	12.0%	(2,653)	(2,446)	8.5%	(589)	(451)	30.8%	(2,279)	(2,188)	4.2%
General and Administrative Expenses	(946)	(858)	10.3%	(429)	(364)	18.0%	(341)	(308)	10.8%	(88)	(56)	57.9%	(279)	(253)	10.5%
Selling, General and Adm. Expenses	(6,994)	(6,349)	10.1%	(3,672)	(3,260)	12.6%	(2,995)	(2,753)	8.8%	(677)	(506)	33.8%	(2,558)	(2,441)	4.8%
Equity Income	61	62	-1.2%	44	45	-3.2%	44	45	-3.2%	-	-	n.a.	17	17	4.2%
Other Operating Revenue (Expenses)	(549)	(153)	259.5%	(306)	(100)	205.6%	(267)	(104)	157.3%	(39)	3	n.a.	(80)	32	n.a.
Depreciation and Amortization	(501)	(469)	6.9%	(353)	(334)	5.7%	(291)	(288)	1.2%	(62)	(46)	33.6%	(87)	(87)	0.0%
Earnings before interest and Taxes - EBIT	175	1,094	-84.0%	273	629	-56.6%	109	528	-79.4%	165	102	61.6%	386	707	-45.3%
Financial Revenue	309	450	-31.2%	117	217	-46.1%	97	209	-53.4%	20	8	146.3%	172	178	-3.3%
Financial Expenses	(1,216)	(1,149)	5.9%	(539)	(559)	-3.5%	(472)	(510)	-7.5%	(67)	(48)	38.6%	(469)	(453)	3.5%
Net Financial Revenue (Expenses)	(907)	(699)	29.8%	(423)	(342)	23.5%	(375)	(302)	24.3%	(47)	(40)	17.4%	(297)	(276)	7.9%
Income Before Income Tax	(732)	395	n.a.	(149)	287	n.a.	(266)	226	n.a.	117	62	90.5%	89	431	-79.4%
Income Tax	(7)	(157)	-95.5%	30	(67)	n.a.	76	(46)	n.a.	(46)	(21)	119.2%	(23)	(141)	-83.4%
Net Income - Company	(739)	238	n.a.	(119)	220	n.a.	(190)	179	n.a.	71	40	75.5%	66	290	-77.4%
Minority Interest - Noncontrolling	(413)	(20)	n.a.	(5)	(7)	-36.8%	(5)	(7)	-36.8%	-	-	n.a.	37	164	-77.4%
Net Income - Controlling Shareholders(1)	(327)	258	n.a.	(115)	227	n.a.	(186)	187	n.a.	71	40	75.5%	28	126	-77.4%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	737	1,631	-54.8%	654	993	-34.1%	425	842	-49.5%	229	151	52.0%	493	821	-40.0%
Adjusted EBITDA (2)	1,286	1,784	-27.9%	960	1,093	-12.1%	692	945	-26.8%	268	147	82.3%	573	789	-27.4%

	Consolidated			Food Businesses			Multivarejo			Assaí			Via Varejo
% Net Sales Revenue
	1H16	1H15		1H16	1H15		1H16	1H15		1H16	1H15		1H16	1H15
Gross Profit	23.7%	24.0%		23.2%	23.9%		27.6%	27.7%		14.5%	13.7%		34.3%	32.9%
Selling Expenses	17.5%	16.5%		16.5%	16.2%		20.2%	18.7%		9.1%	9.5%		25.3%	22.6%
General and Administrative Expenses	2.7%	2.6%		2.2%	2.0%		2.6%	2.3%		1.4%	1.2%		3.1%	2.6%
Selling, General and Adm. Expenses	20.3%	19.1%		18.7%	18.2%		22.8%	21.0%		10.4%	10.6%		28.4%	25.2%
Equity Income	0.2%	0.2%		0.2%	0.3%		0.3%	0.3%		0.0%	0.0%		0.2%	0.2%
Other Operating Revenue (Expenses)	1.6%	0.5%		1.6%	0.6%		2.0%	0.8%		0.6%	-0.1%		0.9%	-0.3%
Depreciation and Amortization	1.5%	1.4%		1.8%	1.9%		2.2%	2.2%		1.0%	1.0%		1.0%	0.9%
EBIT	0.5%	3.3%		1.4%	3.5%		0.8%	4.0%		2.5%	2.1%		4.3%	7.3%
Net Financial Revenue (Expenses)	2.6%	2.1%		2.2%	1.9%		2.9%	2.3%		0.7%	0.8%		3.3%	2.8%
Income Before Income Tax	-2.1%	1.2%		-0.8%	1.6%		-2.0%	1.7%		1.8%	1.3%		1.0%	4.5%
Income Tax	0.0%	0.5%		-0.2%	0.4%		-0.6%	0.4%		0.7%	0.4%		0.3%	1.5%
Net Income - Company	-2.1%	0.7%		-0.6%	1.2%		-1.4%	1.4%		1.1%	0.9%		0.7%	3.0%
Minority Interest - noncontrolling	-1.2%	-0.1%		0.0%	0.0%		0.0%	-0.1%		0.0%	0.0%		0.4%	1.7%
Net Income - Controlling Shareholders(1)	-0.9%	0.8%		-0.6%	1.3%		-1.4%	1.4%		1.1%	0.9%		0.3%	1.3%
EBITDA	2.1%	4.9%		3.3%	5.6%		3.2%	6.4%		3.5%	3.2%		5.5%	8.5%
Adjusted EBITDA (2)	3.7%	5.4%		4.9%	6.1%		5.3%	7.2%		4.1%	3.1%		6.4%	8.2%
(1) Net Income after noncontrolling shareholders
(2) Adjusted EBITDA by excluding the Other Operating Revenue (Expenses), thereby eliminating nonrecurring income, expenses and other nonrecurring items.

INCOME STATEMENT

	Consolidated			Food Businesses			Multivarejo			Assaí			Via Varejo

R$ - Million	1H16	1H15	Δ	1H16	1H15	Δ	1H16	1H15	Δ	1H16	1H15	Δ	1H16	1H15	Δ
Gross Revenue	38,812	37,067	4.7%	21,282	19,340	10.0%	14,236	14,197	0.3%	7,046	5,143	37.0%	10,379	10,948	-5.2%
Net Revenue	34,458	33,327	3.4%	19,623	17,869	9.8%	13,129	13,113	0.1%	6,495	4,756	36.6%	9,010	9,678	-6.9%
Cost of Goods Sold	(26,240)	(25,255)	3.9%	(15,035)	(13,562)	10.9%	(9,486)	(9,459)	0.3%	(5,549)	(4,103)	35.3%	(5,897)	(6,464)	-8.8%
Depreciation (Logistic)	(61)	(68)	-10.9%	(28)	(29)	-4.1%	(25)	(26)	-4.0%	(2)	(2)	-4.9%	(20)	(28)	-27.9%
Gross Profit	8,157	8,003	1.9%	4,561	4,278	6.6%	3,617	3,627	-0.3%	943	651	44.9%	3,094	3,186	-2.9%
Selling Expenses	(6,047)	(5,491)	10.1%	(3,243)	(2,896)	12.0%	(2,653)	(2,446)	8.5%	(589)	(451)	30.8%	(2,279)	(2,188)	4.2%
General and Administrative Expenses	(946)	(858)	10.3%	(429)	(364)	18.0%	(341)	(308)	10.8%	(88)	(56)	57.9%	(279)	(253)	10.5%
Selling, General and Adm. Expenses	(6,994)	(6,349)	10.1%	(3,672)	(3,260)	12.6%	(2,995)	(2,753)	8.8%	(677)	(506)	33.8%	(2,558)	(2,441)	4.8%
Equity Income	61	62	-1.2%	44	45	-3.2%	44	45	-3.2%	-	-	n.a.	17	17	4.2%
Other Operating Revenue (Expenses)	(549)	(153)	259.5%	(306)	(100)	205.6%	(267)	(104)	157.3%	(39)	3	n.a.	(80)	32	n.a.
Depreciation and Amortization	(501)	(469)	6.9%	(353)	(334)	5.7%	(291)	(288)	1.2%	(62)	(46)	33.6%	(87)	(87)	0.0%
Earnings before interest and Taxes - EBIT	175	1,094	-84.0%	273	629	-56.6%	109	528	-79.4%	165	102	61.6%	386	707	-45.3%
Financial Revenue	309	450	-31.2%	117	217	-46.1%	97	209	-53.4%	20	8	146.3%	172	178	-3.3%
Financial Expenses	(1,216)	(1,149)	5.9%	(539)	(559)	-3.5%	(472)	(510)	-7.5%	(67)	(48)	38.6%	(469)	(453)	3.5%
Net Financial Revenue (Expenses)	(907)	(699)	29.8%	(423)	(342)	23.5%	(375)	(302)	24.3%	(47)	(40)	17.4%	(297)	(276)	7.9%
Income Before Income Tax	(732)	395	n.a.	(149)	287	n.a.	(266)	226	n.a.	117	62	90.5%	89	431	-79.4%
Income Tax	(7)	(157)	-95.5%	30	(67)	n.a.	76	(46)	n.a.	(46)	(21)	119.2%	(23)	(141)	-83.4%
Net Income - Company	(739)	238	n.a.	(119)	220	n.a.	(190)	179	n.a.	71	40	75.5%	66	290	-77.4%
Minority Interest - Noncontrolling	(413)	(20)	n.a.	(5)	(7)	-36.8%	(5)	(7)	-36.8%	-	-	n.a.	37	164	-77.4%
Net Income - Controlling Shareholders(1)	(327)	258	n.a.	(115)	227	n.a.	(186)	187	n.a.	71	40	75.5%	28	126	-77.4%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	737	1,631	-54.8%	654	993	-34.1%	425	842	-49.5%	229	151	52.0%	493	821	-40.0%
Adjusted EBITDA (2)	1,286	1,784	-27.9%	960	1,093	-12.1%	692	945	-26.8%	268	147	82.3%	573	789	-27.4%

	Consolidated			Food Businesses			Multivarejo			Assaí			Via Varejo
% Net Sales Revenue
	1H16	1H15		1H16	1H15		1H16	1H15		1H16	1H15		1H16	1H15
Gross Profit	23.7%	24.0%		23.2%	23.9%		27.6%	27.7%		14.5%	13.7%		34.3%	32.9%
Selling Expenses	17.5%	16.5%		16.5%	16.2%		20.2%	18.7%		9.1%	9.5%		25.3%	22.6%
General and Administrative Expenses	2.7%	2.6%		2.2%	2.0%		2.6%	2.3%		1.4%	1.2%		3.1%	2.6%
Selling, General and Adm. Expenses	20.3%	19.1%		18.7%	18.2%		22.8%	21.0%		10.4%	10.6%		28.4%	25.2%
Equity Income	0.2%	0.2%		0.2%	0.3%		0.3%	0.3%		0.0%	0.0%		0.2%	0.2%
Other Operating Revenue (Expenses)	1.6%	0.5%		1.6%	0.6%		2.0%	0.8%		0.6%	-0.1%		0.9%	-0.3%
Depreciation and Amortization	1.5%	1.4%		1.8%	1.9%		2.2%	2.2%		1.0%	1.0%		1.0%	0.9%
EBIT	0.5%	3.3%		1.4%	3.5%		0.8%	4.0%		2.5%	2.1%		4.3%	7.3%
Net Financial Revenue (Expenses)	2.6%	2.1%		2.2%	1.9%		2.9%	2.3%		0.7%	0.8%		3.3%	2.8%
Income Before Income Tax	-2.1%	1.2%		-0.8%	1.6%		-2.0%	1.7%		1.8%	1.3%		1.0%	4.5%
Income Tax	0.0%	0.5%		-0.2%	0.4%		-0.6%	0.4%		0.7%	0.4%		0.3%	1.5%
Net Income - Company	-2.1%	0.7%		-0.6%	1.2%		-1.4%	1.4%		1.1%	0.9%		0.7%	3.0%
Minority Interest - noncontrolling	-1.2%	-0.1%		0.0%	0.0%		0.0%	-0.1%		0.0%	0.0%		0.4%	1.7%
Net Income - Controlling Shareholders(1)	-0.9%	0.8%		-0.6%	1.3%		-1.4%	1.4%		1.1%	0.9%		0.3%	1.3%
EBITDA	2.1%	4.9%		3.3%	5.6%		3.2%	6.4%		3.5%	3.2%		5.5%	8.5%
Adjusted EBITDA (2)	3.7%	5.4%		4.9%	6.1%		5.3%	7.2%		4.1%	3.1%		6.4%	8.2%
(1) Net Income after noncontrolling shareholders
(2) Adjusted EBITDA by excluding the Other Operating Revenue (Expenses), thereby eliminating nonrecurring income, expenses and other nonrecurring items.

STATEMENT OF CASH FLOW
(R$ million)	Consolidated
	06.30.2016	06.30.2015
Net Income (Loss) for the period	(739)	238
Adjustment for reconciliation of net income
Deferred income tax	(67)	97
Loss (gain) on disposal of fixed and intangible assets	9	38
Depreciation and amortization	558	535
Interests and exchange variation	647	549
Adjustment to present value	-	8
Equity Income	(61)	(62)
Provision for contingencies	477	26
Share-Based Compensation	7	11
Allowance for doubtful accounts	295	251
Provision for obsolescence/breakage	(10)	(10)
Gains resulting from sale of subisidiaries	(94)	-
Deferred revenue	(202)	(56)
Other Operating Expenses	-	(9)
	820	1,616
Asset (Increase) decreases
Accounts receivable	(1,501)	344
Inventories	(149)	392
Taxes recoverable	(441)	(432)
Other Assets	(239)	(188)
Related parties	48	(177)
Restricted deposits for legal proceeding	(137)	(60)
	(2,419)	(121)
Liability (Increase) decrease
Suppliers	(4,894)	(3,236)
Suppliers ('Forfait')	(625)	-
Payroll and charges	29	(62)
Taxes and Social contributions payable	(152)	(259)
Other Accounts Payable	(514)	(260)
Contingencies	(161)	(141)
Deferred revenue	31	6
	(6,286)	(3,952)
Net cash generated from (used in) operating activities	(7,885)	(2,457)

CASH FLOW FROM INVESTMENT AND FINANCING ACTIVITIES
	Consolidated
(R$ million)	06.30.2016	06.30.2015
Acquisition of property and equipment	(499)	(755)
Increase Intangible assets	(162)	(231)
Sales of property and equipment	108	34
Cash provided on sale of subisidiary	91	7
Net cash flow investment activities	(462)	(945)

Cash flow from financing activities
Increase of capital	1	13
Funding and refinancing	3,531	3,134
Payments of loans and financing	(3,139)	(4,835)
Dividend Payment	(4)	(358)
Proceeds from stock offering, net of issue costs	-	(4)
Intercompany loans	665	1,114
Net cash generated from (used in) financing activities	1,054	(936)

Monetary variation over cash and cash equivalents	(6)	-
Increase (decrease) in cash and cash equivalents	(7,299)	(4,338)

Cash and cash equivalents at the beginning of the year	11,015	11,149
Cash and cash equivalents at the end of the year	3,716	6,811
Change in cash and cash equivalents	(7,299)	(4,338)

	BREAKDOWN OF GROSS SALES BY BUSINESS
(R$ million)	2Q16%		2Q15%		Δ	1H16%		1H15%		Δ

Pão de Açúcar	1,778	9.5%	1,735	9.7%	2.5%	3,582	9.2%	3,432	9.3%	4.4%
Extra (1)	4,274	22.8%	4,510	25.2%	-5.2%	8,859	22.8%	9,216	24.9%	-3.9%
Convenience Stores (2)	301	1.6%	247	1.4%	22.2%	605	1.6%	460	1.2%	31.6%
Assaí	3,632	19.4%	2,646	14.8%	37.2%	7,046	18.2%	5,143	13.9%	37.0%
Other Businesses (3)	575	3.1%	557	3.1%	3.1%	1,190	3.1%	1,089	2.9%	9.3%
Food Businesses	10,561	56.3%	9,696	54.2%	8.9%	21,282	54.8%	19,340	52.2%	10.0%
Pontofrio	839	4.5%	1,027	5.7%	-18.3%	1,803	4.6%	2,413	6.5%	-25.3%
Casas Bahia	4,130	22.0%	3,837	21.4%	7.6%	8,576	22.1%	8,535	23.0%	0.5%
Cnova	3,220	17.2%	3,344	18.7%	-3.7%	7,151	18.4%	6,779	18.3%	5.5%
Non-Food Businesses	8,188	43.7%	8,208	45.8%	-0.2%	17,530	45.2%	17,727	47.8%	-1.1%
Consolidated	18,749	100.0%	17,904	100.0%	4.7%	38,812	100.0%	37,067	100.0%	4.7%
(1) Includes Extra Supermercado and Extra Hiper.
(2) Includes M inimercado Extra and M inuto Pão de Açúcar sales.
(3) Includes Gas Station, Drugstores, Delivery sales and revenues from the leasing of commercial galleries.

	BREAKDOWN OF NET SALES BY BUSINESS
(R$ million)	2Q16%		2Q15%		Δ	1H16%		1H15%		Δ

Pão de Açúcar	1,634	9.8%	1,595	9.9%	2.5%	3,294	9.6%	3,157	9.5%	4.4%
Extra (1)	3,910	23.4%	4,137	25.7%	-5.5%	8,102	23.5%	8,457	25.4%	-4.2%
Convenience Stores (2)	280	1.7%	231	1.4%	21.4%	563	1.6%	432	1.3%	30.5%
Assaí	3,347	20.1%	2,445	15.2%	36.9%	6,495	18.8%	4,756	14.3%	36.6%
Other Businesses (3)	565	3.4%	546	3.4%	3.6%	1,170	3.4%	1,068	3.2%	9.6%
Food Businesses	9,735	58.4%	8,953	55.6%	8.7%	19,623	56.9%	17,869	53.6%	9.8%
Pontofrio	738	4.4%	918	5.7%	-19.6%	1,568	4.6%	2,150	6.5%	-27.1%
Casas Bahia	3,583	21.5%	3,388	21.0%	5.7%	7,442	21.6%	7,528	22.6%	-1.1%
Cnova	2,627	15.7%	2,853	17.7%	-7.9%	5,824	16.9%	5,780	17.3%	0.8%
Non-Food Businesses	6,948	41.6%	7,159	44.4%	-2.9%	14,835	43.1%	15,457	46.4%	-4.0%
Consolidated	16,684	100.0%	16,112	100.0%	3.5%	34,458	100.0%	33,327	100.0%	3.4%
(1) Includes Extra Supermercado and Extra Hiper.
(2) Includes M inimercado Extra and M inuto Pão de Açúcar sales.
(3) Includes Gas Station, Drugstores, Delivery sales and revenues from the leasing of commercial galleries.

(1) Does not include Cdiscount.

SALES BREAKDOWN (% of Net Sales)

	Consolidated(1)				Food Businesses
	2Q16	2Q15	1H16	1H15	2Q16	2Q15	1H16	1H15

Cash	43.4%	43.9%	43.8%	43.8%	51.3%	51.6%	51.9%	52.1%
Credit Card	46.5%	46.3%	46.5%	46.6%	38.7%	38.8%	38.3%	38.4%
Food Voucher	6.5%	5.9%	6.2%	5.6%	10.0%	9.6%	9.8%	9.5%
Payment Book	3.6%	3.9%	3.5%	4.0%	0.0%	0.0%	0.0%	0.0%

		STORE OPENINGS/CLOSINGS BY BANNER
	03/31/2016	Opened	Closed	Converted	06/30/2016

Pão de Açúcar	185	1	(2)	-	184
Extra Hiper	137	-	(2)	-	135
Extra Supermercado	194	-	-	-	194
Minimercado Extra	239	-	(9)	-	230
Minuto Pão de Açucar	62	5	-	-	67
Assaí	96	1	-	-	97
Other Business	235	-	(4)	-	231
Gas Station	78	-	(2)	-	76
Drugstores	157	-	(2)	-	155
Food Businesses	1,148	7	(17)	-	1,138
Pontofrio	233	1	(2)	(7)	225
Casas Bahia	745	1	(3)	7	750
Consolidated	2,126	9	(22)	-	2,113

Sales Area ('000 m2)
Food Businesses	1,794				1,782
Consolidated	2,868				2,854

# of employees ('000)(1)	139				137

(1) Does not include Cdiscount employees.

2Q16 Results Conference Call and Webcast
Thursday, July 28, 2016
10:30 a.m. (Brasília) | 9:30 a.m. (New York) | 2:30 p.m. (London)

Conference call in Portuguese (original language)
+55 (11) 2188-0155

Conference call in English (simultaneous translation)
+1 (646) 843-6054

Webcast: http://www.gpari.com.br

Replay
+55 (11) 2188-0400
Access code for Portuguese audio: GPA
Access code for English audio: GPA

http://www.gpari.com.br

Investor Relations Contacts

GPA Tel.: 55 (11) 3886-0421 Fax: 55 (11) 3884-2677 gpa.ri@gpabr.com www.gpari.com.br	Via Varejo Tel.: 55 (11) 4225-8668 Fax: 55 (11) 4225-9596 ri@viavarejo.com.br www.viavarejo.com.br/ri	Cnova Tel.: 33 (1) 5370-5590 investor@cnova.com www.cnova.com/investor-relations

The individual and parent company financial statements are presented in accordance with IFRS and the accounting practices adopted in Brazil and refer to the second quarter of 2016 (2Q16), except where stated otherwise, with comparisons in relation to the prior-year period.

Any and all non-accounting information or derived from non-accounting figures has not been reviewed by independent auditors.

To calculate EBITDA, we use earnings before interest, taxes, depreciation and amortization. The base used to calculate "same-store" gross sales revenue is determined by the sales made in stores open for at least 12 consecutive months and which did not remain closed for seven or more consecutive days in the period. Acquisitions in their first 12 months of operation are not included in the same-store calculation base.

GPA adopts the IPCA consumer price index as its benchmark inflation index, which is also used by the Brazilian Supermarkets Association (ABRAS), since it more accurately reflects the mix of products and brands sold by the Company. IPCA inflation in the 12 months ended June 2016 was 8.84%.

About GPA: GPA is Brazil’s largest retailer, with a distribution network comprising over 2,000 points of sale as well as electronic channels. Established in 1948 in São Paulo, it has its head office in the city and operations in 20 Brazilian states and the Federal District. With a strategy of focusing its decisions on customers and better serving them based on their consumer profile in the wide variety of shopping experiences it offers, GPA adopts a multi-business and multi-channel platform with brick-and-mortar stores and e-commerce operations divided into five business units: Multivarejo, which operates the supermarket, hypermarket and Minimercado store formats, as well as fuel stations and drugstores under the Pão de Açúcar and Extra banners; Assaí, which operates in the cash-and-carry wholesale segment; Via Varejo, with its bricks and mortar electronics and home appliances stores under the Casas Bahia and Pontofrio banners; GPA Malls, which is responsible for managing the real estate assets, expansion projects and new store openings; and the e-commerce segment Cnova, which comprises the operations of Cnova Brazil, Cdiscount in France and their international websites.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, the growth potential of the Company and the market and macroeconomic estimates are mere forecasts and were based on the expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and are thus subject to change.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 28, 2016	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Christophe José Hidalgo Name: Christophe José Hidalgo Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.